July 2, 2018

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Strategy Shares, File Nos. 333-170750 and 811-22497

Dear Sir/Madam:

On behalf of Strategy Shares (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 40 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the filing is, with respect to US Market Rotation Strategy ETF and EcoLogical Strategy ETF, each a series of the Trust to: (i) add “Strategy Shares” to the name, (ii) revise the investment objective, (iii) revise the 80% investment policy, and (iv) add non-principal risks and make other clarifying revisions to the disclosures in the prospectus. The additional main purpose of the filing is to add sub-advisor related disclosures to the prospectus and SAI of the EcoLogical Strategy ETF.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3238.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport

Parker.Bridgeport@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3238	4819-6065-5695.6